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Exhibit (a)(11)

Contact:
Kari Mickits
AMX Corporation
469-624-7605
kari.mickits@amx.com

Plaintiff Withdraws Application for Temporary Injunction against AMX

        RICHARDSON, TX and ELMHURST, IL—March 18, 2005—In the lawsuit filed by Kenneth Alexander, on behalf of himself and all others similarly situated, against AMX Corporation (Nasdaq: AMXC) and its board of directors, the plaintiff withdrew his application for a temporary injunction seeking to delay the consummation of the tender offer by Amherst Acquisition Co., a wholly-owned subsidiary of one of Duchossois Industries, Inc.'s affiliates, Thrall Omni Company, Inc., for all outstanding shares of AMX's common stock. As a result, the hearing on the plaintiff's motion that was scheduled to occur today in the Collin County District Court was cancelled.

About AMX Corporation

        Founded in 1982, AMX Corporation (Nasdaq: AMXC) is a worldwide leader in advanced control and automation technology for commercial and residential markets. AMX products enable users to centrally manage and control a variety of audio/video, environmental and communications technologies. Customers also leverage the company's advanced hardware and software platforms to store and distribute digital content, as well as to manage a selection of resources and services. By centralizing the management and control of these devices, AMX customers experience simplicity, efficiency and productivity in any environment. AMX delivers these benefits by working with leading manufacturers, dealers and distributors to integrate its products into vertical market installations around the world. It's your world. Take control.™ For more information about AMX, visit www.amx.com.

About Duchossois

        DUCHOSSOIS INDUSTRIES, INC. ("DII"), a privately-held company headquartered in Elmhurst, Illinois, a suburb of Chicago, holds interests in a diversified portfolio of companies, including The Chamberlain Group, Inc. (consumer and commercial access control products), Chamberlain Manufacturing Company (defense products), Thrall Investment Group of Companies (investments) and Duchossois Technology Partners (venture capital). DII also holds strategic interests in Churchill Downs, Inc. (NASDAQ: CHDN) and Trinity Industries, Inc. (NYSE: TRN).

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  Exhibit (a)(11)